UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER 2017

Commission File Number: 000-55607

First Mining Finance Corp.
(Translation of registrant's name into English)

Suite 1805, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2017 and 2016

99.2	Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2017

99.3	Form 52-109F2 - Certification of Interim Filings - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING FINANCE CORP.
(Registrant)

Date: November 14, 2017	By:	/s/ Samir Patel

Samir Patel
	Title:	Corporate Counsel and Corporate Secretary